Confidential Treatment Requested by Accuray
Incorporated pursuant to
17 C.F.R. § 200.83: ARAY-0002

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[**]”.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Cascio, Accounting Branch Chief

Gary Todd, Senior Accountant

Kristin Lochhead, Staff Accountant

Russell Mancuso, Legal Branch Chief

Kate Maher

Re:                             Accuray Incorporated

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed August 29, 2014

Form 10-Q for the Fiscal Quarter Ended December 31, 2014

Filed February 6, 2015

File No. 001-33301

Ladies and Gentlemen:

We are responding to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 19, 2015 (the “Comment Letter”) related to the above referenced filings. For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Form 10-K for the Fiscal Year Ended June 30, 2014

Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies, Segment Information, page 92

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0002
April 10, 2015

1.   We note in your response to prior comment 1 that you believe the CyberKnife and the TomoTherapy systems are similar products that do not require separate product line disclosure under FASB ASC 280-10-50-40.  We note that the company has a narrow product line, comprised of the CyberKnife and TomoTherapy systems.  We also note that the two systems are separately discussed in detail in your 10-K and on your website, noting the differences in the capabilities of the two products.   To help us better understand your determination please further explain to us the similarities and the differences between the two systems and their uses.  Also, explain to us how the narrowness of your product line was considered in assessing whether disaggregated disclosure is required under FASB ASC 280-10-50-40.

Response:

We respectfully advise the Staff that while we do provide product specific information in our 10-K and on our website we believe that our products are similar across most characteristics. We reached this conclusion after careful review and analysis of the operating characteristics of each product and using the aggregation characteristics under ASC 280-10-50-11.

•                  The nature of the products and services

Relative to the nature of products, we believe the CyberKnife and TomoTherapy systems to be very similar. The two products are both used to serve patient populations treated by the same medical specialty, that being the family of products used for cancer treatment using radiation. Both systems are designed to deliver radiation therapy using precise, accurate, high dose radiation to tumors throughout the body. Currently, the most common type of radiation therapy is external beam radiation therapy, in which patients are treated with high-energy radiation generated by medical equipment external to the patient. As opposed to external beam radiation therapy, the CyberKnife and TomoTherapy systems deliver both Stereotactic Body Radiation Therapy (SBRT) and Intensity Modulated Radiation Therapy (IMRT). SBRT and IMRT are generally thought to be more precise than traditional external beam radiation.  The CyberKnife system primarily uses SBRT, which allows higher doses to be delivered, increasing the probability of tumor cell death and better local control. In addition, our therapy can be used on patients who cannot, because of advanced age or other health reasons, tolerate traditional surgery. TomoTherapy systems primarily use IMRT which aims to conform the high dose region of the radiation beam more closely to the shape of the tumor, enabling the delivery of higher doses of radiation to tumors with a reduced impact on surrounding healthy tissue. However, both products are capable of delivering SBRT and IMRT.  A key difference is that SBRT is typically thought of offering the most clinical precision and therefore, the CyberKnife system will sell at a higher price than a TomoTherapy system. Additionally, both products are suitable for treatment of solid tumor cancers, and are used in compliment of each other, depending on individual patient condition.  Our 10-K filings and website data are meant to provide investors and customers with a more in depth overview of our products and the benefits of each, but such data was never intended to lead an investor to the conclusion that our products are not similar in nature.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0002
April 10, 2015

•                  The nature of the production processes

We note that the CyberKnife and TomoTherapy systems are both principally manufactured in the same facility, using similar production processes and generally requiring similar levels of capital investment. Our primary manufacturing facility has interchangeable production capabilities and labor forces, both of which are able to produce either product.  At their core, both products use a linear accelerator to generate radiation for the treatment of tumors. Both products use a combination of robotic manipulators, treatment couches, gantry, software and computers. Our manufacturing processes at our facilities include fabrication, subassembly, assembly, system integration and final testing. Additionally, the production process at the management level is not segregated between the CyberKnife and TomoTherapy systems. We maintain one Executive Vice President of Operations and one Vice President of Manufacturing who are responsible for the oversight and production of both systems.  Furthermore, at the manufacturing level, we currently do not segregate manufacturing personnel costs or overhead costs between the CyberKnife and TomoTherapy systems in our accounting records.

•                  The type or class of customer of our products and services

Our CyberKnife and TomoTherapy products are both generally sold to common types of customers. In direct markets this would be hospitals and stand-alone treatment facilities.  In markets where we are not direct we utilize distributors. Distributors can sell either CyberKnife or TomoTherapy, but over half of our worldwide distributors hold distribution rights to both products.

•                  The methods used to distribute our products or provide our services

In the United States, we primarily sell to customers directly through our internal sales organization which is not segregated between CyberKnife and TomoTherapy.  We maintain one Senior Vice President, General Manager of Americas, who is responsible for selling both products.

Outside the United States, we market to customers directly and through distributors. The decision we make between being direct versus using a distributor in certain international markets is not dependent upon whether we are marketing the CyberKnife or the TomoTherapy system.  We generally try to sell direct in countries where we have a direct sales presence and a higher quantity of CyberKnife and TomoTherapy system sales to support the direct sales headcount.  We will generally use a distributor in countries where we have low volume or consider the costs to establish direct operations too high.  In many countries where we use distributors, distributors can sell both the CyberKnife and TomoTherapy systems.

Both products are marketed and sold by a common group of marketing and sales personnel. Both products are also serviceable by the same field service engineers who are employed to provide maintenance services on the products at customer sites. Additionally, the global marketing, sales, and service functions are managed by our Chief Commercial Officer, who is responsible for worldwide sales and service activities on both products.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0002
April 10, 2015

•                  The nature of the regulatory environment

Both of our products and software are medical devices subject to regulation by the U.S. Food and Drug Administration (“FDA”), as well as other regulatory bodies. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which requires the manufacturer to submit to the FDA a pre-market notification requesting permission to commercially distribute the device, known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring pre-market approval. Our CyberKnife and TomoTherapy Systems are both class II devices requiring 510(k) clearances.

Both of our products have also received similar regulatory clearances from the European Union through the European Committee for Standardization to bear the CE conformity marking, and accordingly, may be commercially distributed throughout the member states of the European Economic Area. Additionally, both products are also subject to similar regulations in Japan. Under the Pharmaceutical Affairs Law in Japan, a pre-market approval necessary to sell, market and import a product, or shonin, must be obtained from the Ministry of Health, Labor and Welfare, or MHLW, for both of our products. We currently hold shonin for both CyberKnife and TomoTherapy Systems.

Supplementally, the Company advises the staff that because the products are so similar, we do not believe separate product line disclosure would be meaningful or helpful to investors, even when we considered the narrowness of our product offerings. The  Company is focused on increasing our market share in the Radiation Therapy Market, or Radiotherapy market, and when we discuss market potential and market opportunity with our investors we reference the Radiotherapy market opportunity as a whole and our performance to the market as a whole, and thus, we do not believe that the specific results of our similar products within the same segment is  particularly meaningful or helpful to investors in understanding our market position or operating results.  Additionally, new product sales in the Radiotherapy market are primarily dominated by two companies: Elekta AB and Varian Medical Systems. Varian has been the leader in the external beam radiation therapy market for many years and has the majority market share for radiation therapy systems worldwide. Varian and Elekta sell products that compete directly with both our CyberKnife and TomoTherapy systems and we believe that providing specific product revenue information would be more useful to our competition than to our investors. Specific product revenue information would provide our competition with information that is unavailable to us for their products and could be harmful to our business.  We are already at a significant disadvantage in terms of size and resources and to provide this information would put us at a further disadvantage in soliciting new business where we compete directly for most all system placements, regardless of if the product is CyberKnife or TomoTherapy. However, in future filings we will provide more detailed explanation regarding the mix of our product revenues to the extent it would be helpful to investors in understanding our financial results.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0002
April 10, 2015

We also understand that a Company with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products two be similar. However, we believe that similarity of our products along with the fact we are operating in a highly competitive operating segment (Radiation Therapy) supports our conclusion that disaggregated disclosures are not required. We contrast this to an enterprise that sells only consumer products (one operating segment) and would consider for example health products to be different from electronics for disclosure.

Form 10-Q for the Fiscal Quarter Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.    Please expand the analysis that you provided to us in response to prior comment 6 to:

•                  address Regulation S-K Item 303(a)(3)(iii), including why you believe your disclosure provides all required information regarding the extent of changes attributable to volume versus price, and the reasons for those changes.  In this regard, we note that page 19 of your most recent Form 10-Q attributes changes in the dollar value of orders to “product mix” and page 20 attributes changes in product net revenue to “product configuration mix” and changes in gross profit to “product mix;” include in your response to this comment your analysis of (1) how your disclosure permits investors to understand how and why mix changed in a manner that resulted in these effects, (2) whether and why there are material decreases in the prices of a class of your products that would not be evident from disclosure that addresses solely aggregate price changes.

•                  address why you believe your disclosure in your most recent Form 10-K provides all disclosure required by Regulation S-K Item 101(c)(1)(i), or provide us the disclosure that you intend to include in future filings to do so.

Response:

We respectfully acknowledge the Staff’s comment regarding Regulation S-K Item 303(a)(3)(iii), which states, “to the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.”  In future filings we will provide additional information regarding the type of products that caused the increase or decrease and will point out when the increase or decrease is due to product mix between our CyberKnife systems and our TomoTherapy systems as our CyberKnife systems generally sell at a higher Average Product Revenue (“APR”) than our TomoTherapy systems regardless of the configuration.  Additionally, we sell multiple configurations of both the CyberKnife and TomoTherapy systems at various prices and to the extent those configurations impact our revenues we will more specifically disclose this fact in future filings. We also note that APR is impacted by sales channel (direct vs. distributor) and geography. With that noted, below is a breakout of certain details  underlying our discussion of  gross orders, product net revenue and gross profit in our Form 10-Q for the quarter ended December 31, 2014.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0002
April 10, 2015

Gross orders (page 19)

The disclosure of our change in gross orders year-over-year noted that although we recorded in gross orders more units, the dollar value of gross unit orders added in FY 2015 was lower than the dollar value of the gross unit orders from prior year.  In second quarter of fiscal 2015, [**] of which [**] were CyberKnife with an APR of [**] and [**] were TomoTherapy with an APR of [**] million compared to [**] units in the second fiscal quarter of fiscal 2014 of which [**] were CyberKnife with an APR of [**] million and [**] were TomoTherapy with an APR of [**] million.   The decrease in APR related to CyberKnife units was due to both the configuration mix of the units booked each period and two transactions in Europe in the second fiscal quarter of 2014 which we were able to record in backlog at a significantly higher APR.  The decrease in APR related to TomoTherapy units was due to a higher number of refurbish units being recorded in the first and second fiscal quarters of 2015 as compared to the first and second fiscal quarters of 2014 as those are generally sold at a lower APR.

Net Product Revenue (page 20)

The disclosure of our change in product net revenue for the three and six months ended December 31, 2014 noted that the increased product net revenue was primarily due to higher average selling price due to product configuration mix.  In the second quarter of fiscal 2015, we recognized revenue on [**] of which [**] were CyberKnife with an APR of [**] million and [**] were TomoTherapy with an APR of [**] million compared to [**] units in the second fiscal quarter of fiscal 2014 of which [**] were CyberKnife with an APR of [**] million and [**] were TomoTherapy with an APR of [**].   As our CyberKnife system configurations generally sell at a higher APR the significant increase in the number of CyberKnife units sold more than offsets the [**] decrease in TomoTherapy systems sold in the same period in terms of revenue.

In the six months ended December 31, 2014, we recognized revenue on [**] of which [**] were CyberKnife with an APR of [**] and [**] were TomoTherapy with an APR of [**] million compared to [**] units in the six months ended December 31, 2013, of which [**] were CyberKnife with an APR [**] million and [**] were TomoTherapy with an APR of [**].  Therefore, even though we recognized revenue on the same number of units in 2015 as compared to 2014, our CyberKnife system configurations generally sell at a higher APR and the resulting increase in the number of CyberKnife units sold more than offsets the [**] sold in the same period.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[**]”.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0002
April 10, 2015

Gross Profit (page 20)

Overall gross profit for the three months ended December 31, 2014 increased $0.3 million, or 1%, as compared to the three months ended December 31, 2013.  The increase was primarily due to higher product revenues and product mix.  Our product revenue increased by $2.5 million or 6% whereas our service revenue only increased $2.0 million or 4%.  As such our product revenue increase was a more significant factor than the increase in services.  The increase in our product revenue was mainly due to a change in our product mix as we sold more units of our CyberKnife system which, as stated above, generally has a higher APR than our TomoTherapy system.

As previously asserted, we do not believe we are required to report revenues separately for each product under ASC 280-10-50-40; however, to the extent that we disclose product mix or product configuration mix as a reason for fluctuation in gross orders, net orders, backlog or revenue, we will state that we typically sell CyberKnife systems at a higher APR than TomoTherapy Systems.  In addition, on a quarter-to-quarter basis, gross orders, net orders, backlog and product revenues may be impacted positively or negatively by the number and APR of the units sold of either product.  In response to the Staff’s comments, we will also further enhance our discussion of the key contributors of the changes to revenue and margins in future filings, as relevant and appropriate.

In regards to the Staff’s questions regarding whether and why there are material decreases in the price of a class of our products that would not be evident from disclosure that addresses solely aggregate price changes , we would like to note that there were no material decreases in the pricing of any configurations of our TomoTherapy and CyberKnife products; instead, the year-over-year changes were the result of the mix of configurations and regional pricing variances as well as several sales in prior years that were outliers from our general sales price. We would also point to the fact that we sell a relatively low volume of units on a quarterly basis and therefore any volume variances could result in significant APR variances from quarter to quarter.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0002
April 10, 2015

As it relates to the Staff’s question regarding our most recent 10-K and how our disclosures provide all the information required by Regulation S-K Item 101(c)(1)(i), we note that Item 101(c)(1)(i), requires companies to disclose the principal products produced and services rendered as well as the segment and principal markets for, and methods of distribution of, the principal products and services.  In addition, it requires disclosure for each of the last three years showing the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years.  In Part II Item 7 (pages 60-61) of our most recent 10-K, we disclosed the principal markets that we operate in as well as the many product configurations we offer.  We also discussed the methods of distribution for our products and note that we use both direct-to-customer and indirect distributor channels for selling our products (page 62).  In footnote 2 to the financials (page 92) of our most recent 10-K, we disclosed three years of revenue by region.  As previously asserted, we do not believe we are required to report revenues separately for each product under ASC 280-10-50-40 as all our products are very similar.  We note that this disclosure wasn’t mirrored in Item 7 of our 10-K and will include a disclosure similar to the footnote disclosure in our Management’s Discussion and Analysis of Financial Condition and will include a cross reference to the applicable disclosure in our Business section.  An example of the disclosure we will provide is below.

We have determined that we operate in only one segment, as we only report profit and loss information on an aggregate basis to our chief operating decision maker. Revenue by geographic region is based on the shipping addresses of our customers. The following summarizes revenue by geographic region (in thousands):

	Years ended June 30,
	2014	2013	2012
Americas	$156,242	$143,613	$189,072
Europe, Middle East, India and Africa	115,396	101,172	110,331
Asia (excluding Japan and India)	44,533	37,829	64,026
Japan	53,248	33,360	45,794
Total	$369,419	$315,974	$409,223

3. We note the last paragraph of your response to prior comment 6. When you present multiple factors affecting margins, please ensure that your future filings clearly discuss the magnitude of the effect of each material factor.

Response:

In response to the Staff’s comment, we will revise our disclosure in future filings, beginning with our Form 10-Q for the period ended March 31, 2015, to include the magnitude of the effect of each material factor when we present multiple factors affecting margins.

Backlog, page 18

4.  We note the statement in your response to prior comment 4 that you believe your disclosure addresses the portion of your backlog not reasonably expected to be filled within the current fiscal year. Expand your response to clarify where you believe your disclosure provides this information.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0002
April 10, 2015

Response:

We respectfully advise the Staff that the time between entering an order into backlog to revenue recognition varies significantly with each order.  The time from backlog to revenue is generally from six months to two years and therefore, as we noted in our previous response, it is difficult for us to accurately predict when orders in backlog will ultimately be recognized as revenue. We therefore, do not provide specific disclosure as to backlog expected to be filled within the current fiscal year. In responding to the Staff’s previous comment 4, we were specifically referencing our enhanced disclosure in our Form 10-Q which provided the users of our financial statements with information regarding what amounts of backlog we expected to age-out (removed from backlog) in our current fiscal year. We believe that this increased disclosure gives the readers of our financial statements additional information regarding the items in backlog that could potentially lead to revenue not being recorded in our financial statements. At the time that an order enters backlog, we anticipate that the order will eventually go to revenue, although as a matter of experience we are aware that some orders will be cancelled or age out prior to being recognized as revenue. Our enhanced 10-Q disclosure includes the amount of orders that are removed from backlog each period. Additionally, we provide annual revenue guidance (see form 8-K filed on January 27, 2015 for most recent guidance), which we understand is not specific to the Staff’s question, but we note because it does provide greater clarity as to the amount of revenue we anticipate generating over the coming fiscal year.

Net Revenue, page 20

5.  Please reconcile the product revenue disclosed in your periodic reports with the individual product volume and price information that you provided in response to prior comment 6.

Response:

In regards to the Form 10-Q for the three months ending December 31, 2014, we noted our product configuration mix positively affected revenue in the second quarter of fiscal 2015. In the three months ending December 31, 2014, we sold [**] CyberKnife Systems with an [**] and [**] TomoTherapy Systems with an [**] in the second quarter of fiscal 2015. Total product revenues, which also include product upgrades, were $47.7 million on [**]. In comparison, in the three months ending December 31, 2014, we sold [**] CyberKnife Systems with an [**] and [**] TomoTherapy Systems with an [**]. Total product revenues, which also included product upgrades, were $45.1 million on [**].

In regards to the six months ending December 31, 2014, we noted our product configuration mix positively affected revenue. We sold [**] CyberKnife Systems with an [**] and [**] TomoTherapy Systems with an [**] in the first half of fiscal 2015. Total product revenues, which also include product upgrades, were $80.7 million on [**]. In comparison, in the six months ending December 31, 2013, we sold [**] CyberKnife Systems with an [**] and [**] TomoTherapy Systems with an [**] Total product revenues, which also include product upgrades, were $74.7 million on [**].

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[**]”.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0002
April 10, 2015

As previously communicated to the Staff, in future filings, to the extent that we disclose average selling price or product configuration mix as a reason for increased sales, we will state that we typically sell CyberKnife Systems at a higher APR than TomoTherapy Systems.  Additionally, on a quarter-to-quarter basis, product revenues may be impacted positively or negatively by the number and APR of units sold of either product. We will enhance our discussion of the key contributors of the changes to revenue and margins in future filings, as relevant and appropriate.

Additionally, in response to your request, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or comments, please direct these to me at 408-789-5314. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at 408-789-5314. Thank you for your assistance.

Sincerely,

/s/ Gregory E. Lichtwardt
Gregory E. Lichtwardt
Executive Vice President and Chief Financial Officer
Accuray Incorporated

cc:                                Joshua Levine, President and Chief Executive Officer, Accuray Incorporated

Alaleh Nouri, Senior Vice President, General Counsel and Corporate Secretary

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.